UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 11, 2025, Immatics N.V. (the “Company” or “Immatics”) provided updated dose escalation data from its Phase 1a clinical trial evaluating its second-generation PRAME cell therapy, IMA203CD8, in heavily pre-treated patients with solid tumors.

The data cutoff was October 27, 2025. As of the data cutoff, 781 heavily pre-treated patients (median of three prior systemic treatments) with advanced and/or metastatic solid tumors expressing PRAME were enrolled in the ongoing Phase 1a dose escalation clinical trial. The median total infused dose across seven escalating dose levels was 1.6x109 TCR T cells (range 0.4-12.5x109 TCR T cells). The efficacy-evaluable2 patient population included 69 patients: 42 with melanoma, 11 with ovarian carcinoma, 11 with synovial sarcoma and 5 with other tumor types3.

Safety Data. IMA203CD8 showed manageable tolerability in the 78 patients enrolled. As shown in the table below, the most frequent treatment-emergent adverse events (“TEAEs”) were anticipated cytopenias associated with lymphodepletion. Expected and manageable cytokine release syndrome (CRS) was observed, consistent with the mechanism of action (Grade 1: 35% of patients, Grade 2: 50% of patients, Grade 3: 9% of patients, Grade 4: 1% of patients). Some patients infrequently experienced immune effector cell-associated neurotoxicity syndrome (ICANS) (Grade 1: 5% of patients, Grade 2: 1% of patients, Grade 3: 1% of patients, Grade 4: 0% of patients) and hemophagocytic lymphohistiocytosis (HLH) (Grade 1: 0% of patients, Grade 2: 5% of patients, Grade 3: 3% of patients, Grade 4: 1% of patients). No Grade 5 IMA203CD8-related adverse event was observed4.

TEAEs Occurring in ≥20% of Patients

a All patients who started lymphodepletion. Includes one patient who started lymphodepletion but did not receive IMA203CD8 cells yet. Includes one patient without AE entry at date of data cutoff. ALT: alanine aminotransferase; AST: aspartate aminotransferase.

Based on the manageable tolerability profile, dose escalation is ongoing at dose level 7 (range ~7.2-10x109 TCR T cells) and on track to determine the recommended Phase 2 dose (RP2D).

Anti-tumor Activity. A one-time infusion of IMA203CD8 PRAME cell therapy showed promising initial anti-tumor activity during dose escalation across various PRAME-expressing indications at a low median dose of 1.6x109 total IMA203CD8 TCR T cells:

•	Confirmed Objective Response Rate (cORR): 36% (23/64)

•	Objective Response Rate (ORR): 46% (32/69)

1 All patients who started lymphodepletion.

2 All patients who received IMA203CD8 infusion and had at least one post-baseline scan or discontinued early due to death.

3 Includes uterine cancer, lung adenocarcinoma, NSCLC and TNBC.

4 Possibly-related Grade 5 event as previously reported was determined by the principal investigator to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), a Grade 4 HLH event, the toxicity management and rapidly-progressing disease.

•	Tumor reduction: 78% (54/69)

•	Disease Control Rate (DCR) at week 6: 84% (58/69)

•	Median Duration of Response (mDOR): 9.2 months at a median follow-up (mFU) of 14 months

The graphic below sets forth the observed anti-tumor activity of IMA203CD8 PRAME cell therapy.

Tumor Reduction and Best Overall Response in Various PRAME-Expressing Indications

a Includes n=3 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan, n=1 with non-evaluable measurements of target lesions (all DL4a); b includes n=2 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan (1 DL4a, 1 DL5);   c includes uterine cancer, lung adenocarcinoma, NSCLC and TNBC; patient DL4a-25 had a cPR prior to CR; BOR: best overall response; (c)CR: (confirmed) complete response; PD: progressive disease; (c)PR: (confirmed) partial response SD: stable disease; NSCLC: non-small cell lung cancer; TNBC: triple-negative breast cancer.

Deep and durable objective responses were observed for up to 3+ years. The data also showed three complete responses in addition to two confirmed partial responses with -100% reduction of target lesions across indications. 66% (21/32) of responders exhibited deep responses with tumor reduction of ≥ 50%, and seven responses remained ongoing for ≥ 1 year post infusion.

In patients with ovarian carcinoma (n=11, median dose of 2.3x109 TCR T cells), a promising, dose-dependent signal was observed, including deep, confirmed objective responses at higher dose levels. Among the five patients with ovarian carcinoma treated with IMA203CD8 at ≥DL5 (range 2.3-7.1×10⁹ TCR T cells), two confirmed partial responses (PRs) were observed, one of which is an ongoing metabolic complete response in the patient treated at the highest dose in the ovarian carcinoma efficacy population to date (7.1×10⁹ TCR T cells), and an additional unconfirmed PR. All responders were resistant to previous platinum-based chemotherapy. All responses were observed in patients who did not receive post-infusion low-dose IL-2. In addition, tolerability in ovarian carcinoma was generally consistent with the full IMA203CD8 tolerability profile.

Within the Company’s PRAME franchise, its lead PRAME cell therapy, anzu-cel, showed a cORR of 19% during dose escalation (last reported cORR for anzu-cel in Phase 1b at RP2D in melanoma was 56%; anzu-cel is currently in Phase 3 development). With enhanced pharmacology, IMA203CD8 is designed to build on the potential of anzu-cel in additional tumor types across a broad spectrum of PRAME expression levels and characterized by a more complex tumor microenvironment than melanoma, such as ovarian carcinoma.

Next Steps. The Company aims to position IMA203CD8 in the tumor-agnostic setting of advanced PRAME cancers beyond melanoma, starting with gynecologic cancers. In addition, the Phase 1 trial could support the positioning of IMA203CD8 without the requirement of post-infusion low-dose IL-2 in the future. The Company believes the early proof-of-concept data in ovarian carcinoma presented today support this strategy.

The Company is on track to complete Phase 1a dose escalation and determine RP2D in 2026, including data on the two highest dose levels, to unlock the full clinical potential of IMA203CD8.

Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, observations from the Company’s clinical trials, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available a presentation and an updated corporate presentation, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 11, 2025
99.2	IMA203CD8 Cell Therapy in PRAME-positive Solid Tumors
99.2	Corporate presentation dated December 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: December 11, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer